Exhibit 99.1

FOR IMMEDIATE RELEASE

A-POWER REPORTS FINANCIAL RESULTS OF ITS OPERATING SUBSIDIARES FOR THE YEAR ENDED DECEMBER 31, 2007 & CONFIRMS 2008 EARNINGS GUIDANCE

Highlights

•	2007 Comprehensive Income increased 119% to $16.8 million
•	2007 Revenue increased 54.5% to $152.5 million
•	Cash balance as of March 31, 2008 approximately $97 million, up from $35.8 million at the end of 2007
•	Backlog as of March 31, 2008 approximately $550 million, up from $398.2 million at the end of 2007
•	Confirms 2008 earnings guidance of $35 to $45 million, or approximately $1.05 to $1.35 per share

Shenyang, China - March 31, 2008 - A-Power Energy Generation Systems (NASDAQ: APWR) ("A-Power") today announced the financial results of its operating subsidiaries for the year ended December 31, 2007 (see attached tables). Because the acquisition by Chardan China Acquisition Corp. (now A-Power) of Head Dragon Holdings (“Head Dragon” or the “Company”) did not occur until 2008, the 2007 numbers referenced in this announcement reflect the operations of Head Dragon and its Chinese operating subsidiaries only.

As a result of the acquisition transactions that occurred in the first quarter of 2008, Head Dragon became a 100% owned subsidiary of A-Power.

2007 Year-End Financial Results

For the year ended December 31, 2007, Head Dragon’s revenue was $152.5 million, an increase of 54.5% from $98.7 million in 2006. The increase was due to continued growth in the Company’s core distributed power generation business and the relatively larger size of projects under construction in 2007 compared with 2006.

The total cost of revenues for the year ended December 31, 2007 amounted to $132.0 million, an increase by $46.1 million compared to $85.9 million in the prior year and gross margin increased to 13.5% in 2007 from 13% in 2006. The increase in gross margin was primarily due to revenue contributions from several new, higher margin contracts that commenced in 2007.

General and administrative expenses amounted to approximately $3.5 million for the year ended December 31, 2007, an increase of $1.6 million compared to approximately $1.9 million in the prior year. This increase was primarily due to the addition of key technical and managerial talent and direct expenses associated with preparing Head Dragon for the acquisition by Chardan South China Acquisition Corp.

Finance costs increased by approximately $1.6 million to $1.9 million for the year ended December 31, 2007 from $237,110 in the prior year. This increase was mainly related to a $15 million bridge loan the Company received in May 2007.

Income from operations increased by approximately $6.2 million to $17.1 million for the year ended December 31, 2007 from $10.9 million for the year ended December 31, 2006.

Other income, which consisted of miscellaneous income from non-operating activities, increased by $163,924 to $235,796 for the year ended December 31, 2007 from $71,872 in 2006.

The income tax provision in 2007 was $0.2 million, compared to $3.2 million in 2006. Liaoning GaoKe Energy Group Co., Ltd., consisting of 99.8% of Head Dragon’s 2007 revenue, became a foreign investment enterprise under PRC regulations in 2006, entitling it to a full exemption from PRC income tax for two years starting from 2007 and a 50% exemption from PRC income tax for three years starting from 2009.

Net income for 2007 amounted to $15.2 million, an increase by $7.7 million or 103% compared to $7.5 million for 2006. This increase was attributable primarily to the significant growth in revenue and operating income and an increased number of larger distributed power generation contracts. With a gain on foreign exchange of $1.6 million, comprehensive income amounted to $16.8 million in 2007, an increase by 119% compared to $7.7 million in 2006.

Comments from Mr. Jinxiang Lu, Chairman & CEO

Mr. Jinxiang Lu, A-Power’s Chairman and CEO commented, “2007 was a monumental year for A-Power’s subsidiaries, both strategically and operationally. Power supply shortages in China were more apparent than ever as widespread blackouts and brownouts occurred more frequently throughout the country. Furthermore, the PRC government continued with its plans to encourage new development zones in China, most of which are far removed from the existing national grid. These drivers, among others, accelerated our distributed power generation business in 2007 and are expected to further drive the growing market opportunity for A-Power’s distributed power generation systems in the coming years.

In 2007 we also made it a priority to become a full-scale producer of high quality wind turbines to capitalize on China’s surging wind energy demand. After an extensive evaluation of various wind turbine technologies from Europe, Asia and North America, we selected Fuhrlander AG of Germany for its 2.5 MW wind turbine and Norwin A/S of Denmark for its 750kW and 225kW wind turbines. In January 2008, we signed license agreements with both companies as well as LOIs for 380 of the 2.5 MW wind turbines. We expect to begin producing 2.5 MW and 750kW wind turbines in 2008 once the construction of the first phase of our new wind turbine production facility in Shenyang is completed.

We believe one of our most important tasks is not just to ensure a strong current performance, but at the same time to create the conditions for sustainable long-term success with the goal of becoming the leading clean energy company in Asia. We feel that we took a major stride in that direction in 2007 - in the interest of our stockholders, our employees and A-Power.”

2008 Earnings Guidance

Mr. Jinxiang Lu, A-Power’s Chairman and CEO commented about A-Power’s earnings outlook for 2008, “As a result of the accelerating growth of our domestic (China) distributed power generation business and the backlog associated with this business, our ongoing discussions for multiple distributed power contracts in Southeast Asia, as well as the anticipated start of our wind turbine production operation, we expect that our year-end 2008 net income will range from $35 to $45 million, or approximately $1.05 to $1.35 per share.”

Conference Call

Management will conduct a conference call on Tuesday, April 1, 2008 at 9:00 am Eastern Daylight Time to discuss these results. A question and answer session will follow management's presentation.

Interested parties may participate in the call by dialing (866) 356-4281 (U.S.) or (617) 597-5395 (International) approximately 10 minutes before the call is scheduled to begin. The conference call passcode is 8822835.

Replays of the call will be available for 30 days and can be accessed by dialing (888) 286-8010 (U.S.) or (617) 801-6888 (International). The replay passcode is 81825589.

About A-Power

A-Power Energy Generation Systems, Ltd., formerly Chardan South China Acquisition Corp., through its PRC operating subsidiaries, is the largest provider of distributed power generation systems in China and will enter into China’s wind energy market in 2008. The Company is also focused on developing and commercializing additional renewable energy technologies and has strategic relationships with both Tsinghua University and the China Sciences Academy in Guangzhou.

Contact:

Mark Brewer, 619-795-4627

or

Ian Shanno, 310-928-3780
Investor Relations

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about A-Power, Head Dragon and GaoKe. Forward-looking statements are statements that are not historical facts, including statements relating to anticipated future operating results, new contracts, and entry into expanded markets. Such forward-looking statements, based upon the current beliefs and expectations of A-Power’s and Head Dragon’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Head Dragon is engaged; cessation or changes in government incentive programs; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of distributed power generation and other energy generation technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in A-Power’s filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Neither A-Power nor Head Dragon assumes any obligation to update the information contained in this press release.

Head Dragon Holdings Limited and Subsidiaries
Consolidated Statements of Income and Comprehensive Income
(in United States dollars)

	Years ended December 31,
	2007	2006

Revenues	$152,544,105	$98,704,984
Cost of sales and business taxes	131,987,149	85,914,503
Gross profit	20,556,956	12,790,481
Expenses
General and administrative expenses	3,481,979	1,900,271
Income from operations	17,074,977	10,890,210
Other income (expense)
Finance costs	1,882,018	237,110
Other expense (income)	(235,796)	(71,872)
Income before provision for income
taxes and minority interest	15,428,755	10,724,972
Provision for income taxes	190,175	3,218,077
Income before minority interest	15,238,580	7,506,895
Minority interest in subsidiary
(income) loss	(39,308)	3,605
Net income	15,199,272	7,510,500
Gain on foreign exchange	1,579,657	161,867
Comprehensive income	16,778,929	7,672,367